December 2, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

        Re: FatPipe, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed November 14, 2024
            File No. 333-280925
Dear Bhaskar Ragula:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Capitalization, page 29

1. Revise to include Capitalization and Dilution information as of the most recent balance sheet included in the filing.
Condensed Consolidated Financial Statements at and for the Period Ended September 30,
2024 and 2023
Note 1(B) Significant Accounting Policies
Concentration of Risk, page F-10

2. Please revise to provide a breakdown of the percentage of revenue from each of your major partners similar to your disclosures on page F-21. Similarly, revise your risk factor disclosure on page 9.
 December 2, 2024
Page 2

Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023
Note 1(B) Significant Accounting Policies
Revenue recognition, page F-17

3. You state in your response to prior comment 6 that implementation services include documenting customer requirements, configuring FatPipe software, and shipping and installing the network server with the FatPipe software in the customer's network.
       Please tell us whether your upfront implementation services include significant customization to the FatPipe software, and if so, explain how. Further, tell us your consideration to recognize revenue related to implementation services up-front either when implementation is complete as a separate performance obligation or upon delivery of the customized software and equipment. In this regard, it is unclear how you determined that the upfront implementation services are highly interdependent and inseparable from other configuration changes and training services that may be provided during the term of the contract, if and when requested by your customers, as indicated in comment 4 to your October 25, 2024 response letter.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Darrin Ocasio